SEC 13010200 ISSION

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| SEC FILE NUMBER |
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| 8- 18027 |

18027

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planners Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7710 Computer Ave, Suite 100
(No. and Street)

Edina (City) Minnesota (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L. McCoy 952-835-9000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Williams, LLC
(Name – *if individual, state last, first, middle name*)

7400 Metro Blvd., Suite 100, Edina Minnesota 55439
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 12 2013
REGISTRATIONS BRANCH
16

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Donald L. McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planners Financial Services, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Lori A. Fugate
Notary Public State of Minnesota
My Commission Expires
January 31, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNERS FINANCIAL SERVICES, INC.

## TABLE OF CONTENTS

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

**Report on the Financial Statements**

We have audited the accompanying statements of financial condition of Planners Financial Services, Inc. as of December 31, 2012 and 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financials statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the

reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Financial Services, Inc. at December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 30, 2013

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION

as of
December 31, 2012 and 2011

## ASSETS

| | | 2012 | | 2011 |
|---|---|---|---|---|
| Cash | $ | 67,938 | $ | 17,968 |
| Total cash and cash equivalents | | 67,938 | | 17,968 |
| Commissions and accounts receivable | | 200 | | 955 |
| Prepaid expenses | | 6,008 | | 5,166 |
| Accounts receivable - employees | | - | | 4,038 |
| Furniture and equipment at cost, less accumulated depreciation of $85,388 and $84,974 | | 919 | | - |
| Client list at cost, less amortization of $43,000 and $31,000 | | 77,000 | | 89,000 |
| Securities owned: | | | | |
| Marketable, at market value | | 7,497 | | 7,353 |
| Deferred income taxes | | - | | 281 |
| Total assets | $ | 159,562 | $ | 124,761 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | 2012 | | 2011 |
|---|---|---|---|---|
| Liabilities: | | | | |
| Commissions payable | $ | 140 | $ | 113 |
| Accrued retirement plan | | - | | 2,876 |
| Accrued taxes | | 8,365 | | 3,365 |
| Note payable-officer | | 15,000 | | - |
| Total liabilities | | 23,505 | | 6,354 |
| Stockholders' equity: | | | | |
| Common stock, $1 par value, authorized 25,000 shares, issued 11,042 shares | | 11,042 | | 1,736 |
| Additional paid in capital | | 40,000 | | 40,000 |
| Retained earnings | | 85,015 | | 76,671 |
| Total stockholders' equity | | 136,057 | | 118,407 |
| Total liabilities and stockholders' equity | $ | 159,562 | $ | 124,761 |

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME

For The Years Ended
December 31, 2012 and 2011

| | 2012 | 2011 |
|---|---|---|
| **Revenues** | | |
| Commissions | $ 112,347 | $ 120,037 |
| Advisory fees and miscellaneous | 1,052,485 | 1,065,701 |
| Interest | 239 | 14 |
| Life insurance proceeds | 100,676 | - |
| Total revenues | 1,265,747 | 1,185,752 |
| **Expenses** | | |
| Commissions | 562,595 | 584,549 |
| Salaries | 363,474 | 396,566 |
| Employee health insurance | 15,798 | 19,769 |
| Retirement plan | 7,532 | 7,050 |
| Payroll taxes | 26,822 | 24,980 |
| Training | 610 | 3,076 |
| Rent | 49,291 | 49,567 |
| Insurance | 4,065 | 3,844 |
| Professional fees | 4,150 | 3,621 |
| Advertising | 8,331 | 5,576 |
| Telephone | 4,541 | 5,500 |
| Postage and delivery | 5,985 | 4,469 |
| Books, subscriptions and periodicals | 1,431 | 2,048 |
| Office supplies | 23,647 | 23,946 |
| Licenses, regulatory fees, dues and memberships | 13,017 | 8,387 |
| Office expense | 1,203 | 4,807 |
| Depreciation and amortization | 12,495 | 12,619 |
| Travel and auto expenses | 2,242 | 8,319 |
| Directors fees | 3,600 | 7,200 |
| Interest | 216 | 66 |
| Other expenses | 14,916 | 2,304 |
| Total expenses | 1,125,961 | 1,178,263 |
| **Income before income taxes** | 139,786 | 7,489 |
| **Provision for income taxes** | | |
| Current year | 9,355 | 1,641 |
| Deferred income taxes | 281 | 779 |
| Total provision for income taxes | 9,636 | 2,420 |
| **Net income** | $ 130,150 | $ 5,069 |

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Years Ended
December 31, 2012 and 2011

| | Common Stock | Preferred Stock | Additional Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2010 | $ 1,736 | $ 40,000 | $ - | $ 82,648 | $ 124,384 |
| Net income | - | - | - | 5,069 | 5,069 |
| Dividend on preferred stock | - | - | - | (11,046) | (11,046) |
| Transfer of Preferred Stock to Additional Paid in Capital | - | (40,000) | 40,000 | - | - |
| Balance, December 31, 2011 | $ 1,736 | $ - | $ 40,000 | $ 76,671 | $ 118,407 |
| Net income | - | - | - | 130,150 | 130,150 |
| Purchase of outstanding stock | (694) | - | (40,000) | (121,806) | (162,500) |
| Sale of unissued stock | 10,000 | - | - | - | 10,000 |
| Transfer of debt to Additional Paid in Capital | - | - | 40,000 | - | 40,000 |
| Balance, December 31, 2012 | $ 11,042 | - | $ 40,000 | $ 85,015 | $ 136,057 |

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS

For The Years Ended
December 31, 2012 and 2011

| | 2012 | 2011 |
|---|---|---|
| Cash flows from operating activities: | | |
| Fees and commissions received | 1,270,157 | 1,195,221 |
| Cash paid to suppliers and employees | (1,118,846) | (1,173,583) |
| Interest received | 239 | 14 |
| Interest paid | (216) | (66) |
| Income tax paid | (2,450) | (391) |
| Net cash provided by operating activities | 148,884 | 21,195 |
| Cash flows from financing activities: | | |
| Dividend paid | - | (11,046) |
| Net loan proceeds from officer | 55,000 | - |
| Net cash provided (used) by financing activities | 55,000 | (11,046) |
| Cash flows from investing activities: | | |
| Purchase of equipment | (1,414) | - |
| Purchase of outstanding stock | (162,500) | - |
| Sale of unissued stock | 10,000 | - |
| Net cash used by investing activities | (153,914) | - |
| Net increase in cash | 49,970 | 10,149 |
| Cash and cash equivalents at beginning of year | 17,968 | 7,819 |
| Cash and cash equivalents at end of year | 67,938 | 17,968 |
| Reconciliation of net income to net cash provided by operating activities | | |
| Net income | 130,150 | 5,069 |
| Adjustments: | | |
| Depreciation and amortization | 12,495 | 12,619 |
| Decrease in commissions receivable | 755 | 9,483 |
| Increase in market value of securities | (144) | (234) |
| Increase (decrease) in commissions payable | 27 | (4,361) |
| Decrease (increase) in prepaid expenses | (842) | 3,425 |
| Increase in accrued taxes payable | 5,000 | 1,418 |
| Decrease (increase) in accounts receivable-employees | 4,038 | (899) |
| Decrease in deferred income taxes | 281 | 779 |
| Decrease in accrued retirement plan | (2,876) | (6,104) |
| Total adjustments | 18,734 | 16,126 |
| Net cash provided by operating activities | 148,884 | 21,195 |

The accompanying notes are an integral part of these financial statements.

For The Years Ended
December 31, 2012 and 2011

1. Organization and Nature of Business

The Company is a securities broker/dealer and registered investment adviser. The Company's main sources of revenue are commissions from sales of investment company shares (mutual funds) and fees charged for investment advisory services. The Company is registered with the United States Securities and Exchange Commission as a securities broker/dealer and as an investment adviser. The Company is registered as an investment adviser in the states of Minnesota, Wisconsin, Arizona, Illinois, Texas, California and Florida and is licensed as a broker/dealer in the states of Minnesota, Iowa, Wisconsin, California, Florida, Illinois, Colorado, Arizona, and North Carolina. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

2. Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation – The Company's furniture and equipment is depreciated using primarily a straight line method using estimated useful lives of three to ten years for book purposes and an accelerated method for income taxes.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short term debt securities purchased with a maturity of six months or less to be cash equivalents.

Securities-Marketable securities are valued at market value.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Securities Exchange Act Rule 15c3-1), which requires the maintenance of minimum net capital as defined in the Rule. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2012 and 2011, the Company had a net capital of $50,459 and $18,014 and required net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2012 and 2011. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. Stockholder's equity transactions

The Company purchased and retired 694 shares of outstanding common stock on August 31, 2012. The Company also issued 10,000 shares of common stock for $10,000 on the same date. An officer of the Company recharactorized $40,000 of debt into Additions Paid In Capital.

6. Lease Commitment

The Company occupies its office facilities pursuant to a five year lease commencing May 1, 2008 with a base rent of $1,568.13 per month for the first two years, $1,688.75 for the third year, $1,749.06 for the forth year and $1,809.38 for the fifth year plus operating and tax costs. Minimum lease payments are as follows:

| Year | Amount |
|---|---|
| 2013 | $7,238 |

7. Pension Plan

The Company has a salary reduction plan or SARSEP that covers all employees who are at least twenty-one years of age, have performed services in at least one year, and had at least $400 in compensation. The employee can contribute a maximum of 15% of compensation not to exceed $10,000. The Company contributes 50% of the employee's contribution up to a maximum of 4% of their annual salary. Company contributions for 2012 and 2011 were $7,532 and $7,050 respectively.

8. Income Taxes

The current and deferred portions of the income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 5,413 | $ 0 | $ 5,413 |
| Minnesota | 3,942 | 281 | 4,223 |
| Total | $ 9,355 | $ 281 | $ 9,636 |

# Robert H. Williams, LLC

**Certified Public Accountant**
**7400 Metro Boulevard, Suite 100**
**Edina, Minnesota 55439**

**Telephone (952) 224-4199**
**Fax (952) 224-4198**

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

## REQUIRED BY RULE 17a-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the financial statements of Planners Financial Services, Inc. as of and for the years ended December 31, 2012 and 2011, and have issued our report thereon dated January 30, 2013 which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 30, 2013

PLANNERS FINANCIAL SERVICES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15('c)3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

| | | |
|---|---|---|
| Net capital | | |
| Total stockholders' equity | | $136,057 |
| Deductions | | |
| Non-allowable assets: | | |
| Prepaid expenses | $ 6,008 | |
| Accounts receivable and employees advances | 200 | |
| Property and equipment | 919 | |
| Client list | 77,000 | |
| Total deductions | | 84,127 |
| Adjusted net capital before haircuts | | 51,930 |
| Haircuts on securities | | |
| $7,497 NASDAQ common stock @15% | 1,125 | |
| Undue concentration $7,497-($51,930 X 10%)=$2,304 X 15% | 346 | |
| Total haircuts on securities | | 1471 |
| Adjusted net capital | | $ 50,459 |

COMPUTATION OF EXCESS NET CAPITAL

| | | |
|---|---|---|
| Adjusted net capital | | $ 50,459 |
| Minimum net capital required: | | |
| Dollar minimum | $ 5,000 | |
| 6 2/3% of aggregate indebtedness | 1,567 | |
| Greater of above | | 5,000 |
| Excess net capital | | $ 45,459 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Commissions payable | $ 140 |
| Note payable-officer | 15,000 |
| Accrued taxes | 8,365 |
| Total aggregate indebtedness | $ 23,505 |
| Net capital ratio | 46.58% |

See independent auditors report on supplementary information.

PLANNERS FINANCIAL SERVICES, INC.
RECONCILIATION BETWEEN THE COMPUTATIONS FOR DETERMINING NET CAPITAL AND AGGREGATE INDEBTEDNESS AS PRESENTED HEREIN AND AS REPORTED BY THE COMPANY IN FORM X-17A-5(A)

December 31, 2012

| | Net Capital | Aggregate Indebtedness |
|---|---|---|
| Total per Form X-17a-5(a) | $ 58,737 | $ 15,350 |
| Adjustments: | | |
| Corporate income taxes | (8,155) | 8,155 |
| Change in haircuts | (123) | - |
| Total per this report | $ 50,459 | $ 23,505 |

See independent auditors report on supplementary information.

# Robert H. Williams, LLC

**Certified Public Accountant**
**7400 Metro Boulevard, Suite 100**
**Edina, Minnesota 55439**

**Telephone (952) 224-4199**
**Fax (952) 224-4198**


## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

In planning and performing our audit of the financial statements of Planners Financial Services, Inc. (the Company) as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express and opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 30, 2013

# Robert H. Williams, LLC

## Certified Public Accountant
## 7400 Metro Boulevard, Suite 100
## Edina, Minnesota 55439

## Telephone (952) 224-4199
## Fax (952) 224-4198

<u>Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation</u>

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompany Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Planners Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Planners Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Planners Financial Services, Inc.'s management is responsible for the Planners Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 30, 2013

PLANNERS FINANCIAL SERVICES, INC.
SIPC Schedule of Assessments and Payments

For The Year Ended
December 31, 2012

Schedule of Assessments

| | |
|---|---|
| Total Revenue | $ 1,265,891 |
| Deductions | 222,375 |
| SIPC Net Operating Revenues | $ 1,043,516 |
| General Assessment @ .0025 | $ 2,609 |

Schedule of Payments

| Payment Date | Period | Amount |
|---|---|---|
| July 25, 2012 | January 1, 2012 to June 30, 2012 | $ 1,288 |
| January 31, 2013 | July 1, 2012 to December 31, 2012 | 1,321 |
| Total expense per books | | $ 2,609 |

See independent auditors report on applying agreed-upon procedures related to and Entity's SIPC assessment reconciliation.

# PLANNERS FINANCIAL SERVICES, INC.

## FINANCIAL STATEMENTS

As of
December 31, 2012

ROBERT H. WILLIAMS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
EDINA, MINNESOTA

# PLANNERS FINANCIAL SERVICES, INC.

## FINANCIAL STATEMENTS

As of
December 31, 2012